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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                          ----------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              SHAW INDUSTRIES, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   820286 10 2
                                 (CUSIP Number)

                                 Julian D. Saul
                           Julian D. Saul Family Trust
                               702 Mt. Sinai Road
                                Dalton, GA 30720
                                 (706) 278-7062

--------------------------------------------------------------------------------
 (Name, address and telephone number of Person Authorized to Receive Notices and
                                 Communications)

                                 October 6, 1998

             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]




                         (Continued on following pages)





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1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - (ENTITIES ONLY)

         Julian D. Saul

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a)      [ ]
                  (b)      [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e):                          [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

7.       SOLE VOTING POWER

         11,277,678 (See Item 5)

8.       SHARED VOTING POWER

         -0-

9.       SOLE DISPOSITIVE POWER

         11,277,678 (See Item 5)

10.      SHARED DISPOSITIVE POWER

         -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         11,277,678 (See Item 5)



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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [X]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.9%

14.      TYPE OF REPORTING PERSON

         IN



























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






1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - (ENTITIES ONLY)

         Julian D. Saul Family Trust

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a)      [ ]
                  (b)      [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e):                               [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Georgia

7.       SOLE VOTING POWER

         11,160,724

8.       SHARED VOTING POWER

         -0-

9.       SOLE DISPOSITIVE POWER

         11,160,724

10.      SHARED DISPOSITIVE POWER

         -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         11,160,724



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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.9%

14.      TYPE OF REPORTING PERSON

         00

























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             STATEMENT OF INFORMATION REQUIRED PURSUANT TO SECTION
          13(d)(1) OR 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   SECTION 13D

The following statement of information is being filed by Julian D. Saul individually and as the sole Trustee of the Julian D. Saul Family Trust (the "Trust") pursuant to Regulation 240.13d-1 of the Rules and Regulations of the Securities and Exchange Commission.

Item 1.           Security and Issuer.

         This statement relates to the Common Stock, no par value, of Shaw Industries, Inc., a Georgia corporation (the "Issuer"), whose principal office is located at 616 East Walnut Avenue, Dalton, Georgia 30720.

Item 2.           Identity and Background.

         (a)      Name:

                  (1)      Julian D. Saul

                  (2) Julian D. Saul Family Trust, a trust formed under the laws of the State of Georgia. The Trust's sole business is the ownership of Common Stock of the Issuer and other investments for the benefit of its beneficiaries.

         (b)      Business Address:

                  (1)      Mr. Saul:  702 Mt. Sinai Road, Dalton, Georgia 30720

                  (2)      The Trust: 702 Mt. Sinai Road, Dalton, Georgia 30720

         (c)      Employment:

                  (1) Executive Vice President of the Issuer and President of the Issuer's Queen Carpet division.

                  (2)      Not Applicable

         (d)      Criminal Convictions:  None

         (e)      Civil Proceedings:  None





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         (f)      Citizenship:

                  (1)      Mr. Saul:        United States of America

                  (2)      The Trust:       State of Georgia (U.S.A.)

Item 3.           Source and Amount of Funds or Other Consideration.

         Mr. Saul and the Trust acquired their shares of Issuer Common Stock on October 6, 1998, in connection with the consummation of the transactions contemplated by an Agreement and Plan of Merger dated as of August 13, 1998, and as amended by First Amendment to Agreement and Plan of Merger dated as of October 6, 1998 (the "Merger Agreement"), between the Issuer, Chessman Acquisition Corp., Queen Carpet Corporation ("Queen"), and the shareholders of Queen (Mr. Saul, the Trust, Linda Saul Schejola, the Linda Saul Schejola Family Trust, and the Anita Saul Family Trust (collectively, the "Shareholders")). Pursuant to the Merger Agreement, Queen merged with and into the Issuer (the "Merger") with the Issuer as the surviving corporation in the Merger. At the effective time of the Merger, the Issuer, among other consideration, issued shares of Issuer Common Stock to the Shareholders in exchange for their shares of capital stock of Queen. The shares of Issuer Common Stock issued in the Merger included the shares that are the subject of this Schedule 13D.

         A copy of the Merger Agreement is filed as Exhibit 1 hereto, and such Merger Agreement is incorporated herein by reference. The foregoing is not a complete description of the terms of the Merger Agreement or the transactions contemplated thereby and is subject to and qualified in its entirety by reference to the Merger Agreement.

Item 4.           Purpose of Transaction.

         As described in Item 3 above, Mr. Saul and the Trust acquired the shares of Issuer Common Stock pursuant to the Merger. Mr. Saul and the Trust hold the shares for investment purposes. See Item 3 above.

Item 5.           Interest in Securities of the Issuer.

         (a)      (1)   Mr. Saul:   As of this date, Mr. Saul is the beneficial
                                    owner of 11,277,678 shares of Common Stock of the Issuer. (1)


                  (2)   The Trust:  As of this date, the Trust is the beneficial
                                    owner of 11,160,724 shares of Common Stock of the Issuer.






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         (b)      (1)   Mr. Saul:   Mr. Saul owns sole power to vote and to
                                    dispose of the shares.

                  (2)   The Trust:  Mr. Saul is the sole Trustee of the Trust
                                    and has sole power to vote and dispose of the shares owned by the Trust.

         (c)      Not applicable

         (d)      Not applicable

         (e)      Not applicable
------------------
(1) Includes 11,160,724 shares held of record by the Trust, for which Mr. Saul is the sole Trustee. As the Trustee, Mr. Saul has sole voting and disposition power over all of the shares held by the Trust. Excludes 388,989 shares issued in the Merger to the Anita Saul Family Trust. Anita Saul, Mr. Saul's wife, is the sole Trustee of the Anita Saul Family Trust. Mr. Saul disclaims beneficial ownership of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In addition to the provisions described in Item 4 above, pursuant to the Merger Agreement, the Issuer has, subject to certain limitations, agreed to prepare and file with the Securities and Exchange Commission within sixty (60) days following October 6, 1998, a registration statement for the resale of the shares of Issuer Common Stock issued to the Shareholders pursuant to the Merger Agreement. Pursuant to the Merger Agreement, the Issuer appointed Mr. Saul as an Executive Vice President of the Issuer and President of the Issuer's Queen Carpet division and will elect Mr. Saul to the Issuer's Board of Directors.

Item 7.           Material to be Filed as Exhibits.

Exhibit 1(a) Agreement and Plan of Merger dated as of August 13, 1998, by and among the Issuer, Chessman Acquisition Corp., a wholly-owned subsidiary of the Issuer, Queen Carpet Corporation, Mr. Saul, the Trust, Linda Saul, Anita Saul Family Trust and Linda Saul Schejola Family Trust.

         (b) First Amendment to Agreement and Plan of Merger dated as of October 6, 1998, by and among the Issuer, Chessman Acquisition Corp., a wholly-owned subsidiary of the Issuer, Queen Carpet Corporation, Mr. Saul, the Trust, Linda Saul, Anita Saul Family Trust and Linda Saul Schejola Family Trust.







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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      /s/ Julian D. Saul
Date:  October 12, 1998               -------------------------------------
                                      Julian D. Saul





                                      JULIAN D. SAUL FAMILY TRUST


                                      /s/ Julian D. Saul, Trustee
Date: October 12, 1998                -------------------------------------
                                      By: Julian D. Saul, Trustee









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